SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.  N/A) *

                          THE NEW YORK TIMES COMPANY
                               (Name of Issuer)


                             CLASS A COMMON STOCK
                        (Title of Class of Securities)

                                 No. 650111107
                                (CUSIP Number)


            Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
            Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 7 Pages

                                      13G
CUSIP No.  650111107                                          Page 2 of 7 Pages

- ----------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William O. Taylor
     ###-##-####
- ----------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group*

     (a)

     (b)    (X)
- ----------------------------------------------------------------------------

3.   SEC USE ONLY

- ----------------------------------------------------------------------------
4.   Citizenship or Place of Organization

- ----------------------------------------------------------------------------
                 5.   Sole Voting Power
Number of             253,552
Shares
Beneficially     6.   Shared Voting Power
Owned By              8,355,376
Each
Reporting        7.   Sole Dispositive Power
Person                253,978
with
                 8.   Shared Dispositive Power
                      8,354,950
- ----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned By Each Reporting Person

     8,608,928
- ----------------------------------------------------------------------------
10.  Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*

     See Exhibit I.
- ----------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

     8.09%
- ----------------------------------------------------------------------------
12.  Type of Reporting Person*

     IN
- ----------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

WOT Schedule 13G                                             Page 3 of 7 Pages.
Cusip No. 650111107




Item 1(a).     Name of Issuer:
                    The New York Times Company

Item 1(b).     Address of Issuer's Principal Executive Offices:
                    229 West 43rd Street
                    New York, NY 10036

Item 2(a).     Name of Person Filing:
                    William O. Taylor

Item 2(b).     Address of Principal Business office or, if none, Residence:
                    135 Morrissey Boulevard
                    P.O. Box 2378
                    Boston, MA 02107-2378

Item 2(c).     Citizenship:
                    United States

Item 2(d).     Title of Class of Securities:
                    Class A Common Stock, $.10 par value.

Item 2(e).     CUSIP Number:
                    650111107

Item 3.        This statement is not filed  pursuant to Rules 13(d)-1(b) or
                    13d-2(b).

Item 4.        Ownership:
               (a)  Amount beneficially owned:
                        8,608,928 (see Exhibit I attached hereto).

               (b)  Percent  of  class:  8.09%   (see  Exhibit  I  attached
                    hereto).

               (c)  Number of shares owned by William O. Taylor:

                    (i)   sole power to vote or to direct the vote:
                          253,552.

                    (ii)  shared power to vote or to direct the vote:
                          8,355,376.

                    (iii) Sole power to dispose or to direct the
                          disposition of: 253,978.

                    (iv) shared power to dispose of or to direct the disposition of: 8,354,950.

Item 5.        Ownership of Five Percent or less of a Class:
                    Not Applicable.

WOT Schedule 13G                                             Page 4 of 7 Pages.
Cusip No. 650111107



Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
                    Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, some but not all of the securities listed in
                    Item 4(a), but except as indicated on Exhibit I attached hereto, no one person to the extent of more than five percent of the outstanding shares of the Issuer's Class A Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not applicable.

Item 8.        Identification and Classification of Members of the Group:
                    Not applicable.

Item 9.        Notice of Dissolution of the Group:
                    Not applicable.

Item 10.       Certification:
                    Not applicable.



Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 4, 1994



Signature:     /s/ WILLIAM O. TAYLOR
               -----------------------
Name/Title:    William O. Taylor

WOT Schedule 13G                                             Page 5 of 7 Pages.
Cusip No. 650111107


                                                                      EXHIBIT I

     The New York Times Company (the "Company") has one class of common stock, Class A Common Stock $.10 per value ("A Stock"), registered pursuant to Section 12 of the Securities Exchange Act.

     As of December 31, 1993, deeming the shares of A Stock subject to options exercisable at any time within 60 days of December 31, 1993, to be issued and outstanding shares of A Stock as of that date, I beneficially owned 8,608,931 shares of the Company's A Stock, or 8.09% of the A Stock outstanding on that date.

     I have the voting and dispositive power for certain shares of A Stock of which I am a beneficial owner as indicated below:


                                  Sole      Shared      Sole        Shared
Beneficial                        Voting    Voting   Investment   Investment
Holder                            Power     Power      Power        Power
- ----------                        -----     -----      -----        -----

William O. Taylor               218,376                 218,376

William O. Taylor Trust
Trustees:  Fiduciary Trust Company
           William O. Taylor                 8,437                  8,437
           James D. Colt

William O. Taylor                35,176                  35,176
(options to acquire shares of
A Stock exercisable within 60 days
of 12/31/93)

Evans S. Pillsbury III Unitrust             96,900                 96,900
Trustees:  William O. Taylor
           Boston Safe Deposit
            & Trust Co.

     I own 6,608,787 shares as one of three Jordan Trust trustees, with respect to which I have shared voting and dispositive power. Under the terms of the Jordan Trust, there are at present six trusts for the benefit of the issue of its testator, Eben D. Jordan who died in 1895. All six trusts will terminate in 1996. Below are indicated the income beneficiaries of each trust and the number of shares of A Stock in each trust:

                                                     # of Shares
               Income Beneficiary(ies)                 In Trust
               -----------------------                 --------

           1.  Dorothy R. Kidder                        2,213,256
           2.  Jeremy P.F. Clay                         1,009,506
           3.  Bridget F. Symonds                       1,009,507
           4.  Lucilla Clay                                81,631
           5.  Peter Robert Clay                           81,631
           6.  Seven beneficiaries (no one of whom
               is entitled to more than 1/6th of
               the income of such trust)                2,213,256

WOT Schedule 13G                                             Page 6 of 7 Pages.
Cusip No. 650111107



     Ownership of all of the shares of A Stock held in the foregoing six sub-trusts is in a single voting trust, the Jordan Voting Trust, which terminates on January 16, 1996. I, together with Roland D. Grimm and Robert A. Lawrence, are the voting trustees under the Jordan Voting Trust and share all voting rights with respect to the shares of A Stock held in the Voting Trust. Until January 16, 1996, we trustees are required to vote the shares of A Stock held in the Voting Trust as recommended by the Company's Board of Directors as specified in a Stockholders Agreement dated June 11, 1993 among the Company and certain persons, including the Voting Trust who are now beneficial holders of shares of A Stock (the "Stockholders Agreement"). Dispositive power with respect to such shares continues to be shared by the three of us as trustees under the Jordan Will. Voting Trust certificates have been issued by the Jordan Voting Trust to the trustees under the Jordan Will for the benefit of each of the six individual or group beneficiaries under the Jordan Will referred to above, in an amount equivalent to a respective number of shares of A Stock formerly held in such beneficiary's or group's sub-trust under the Jordan Will.

     I am one of the five voting trustees of the Globe Voting Trust. As of December 31, 1993, the Globe Voting Trust was the record holder of 4,821,120 shares of A Stock. The Globe Voting Trust had outstanding on that date an equal number of Units. Each Unit in effect represents one share of A Stock. The certificates representing Units are held principally by various descendants of General Charles H. Taylor or by trusts for their benefits. The Globe Voting Trust will terminate on September 30, 2003, but may be terminated sooner, by a unanimous vote of the Globe Voting Trust voting trustees or by action of the holders of 66-2/3% or more of the outstanding Globe Voting Trust Units. Except for major corporate transactions such as mergers or dispositions of substantially all of the Company's property, the Globe Voting Trust voting trustees have sole power to exercise voting rights of stockholders with respect to shares of A Stock held by the trust. Until January 16, 1996, the trustees are required to vote some of the shares of A Stock held by the trust as recommended by the Company's Board of Directors as specified in the Stockholders Agreement. The trustees of the Globe Voting Trust have no power to dispose of or to direct the disposition of shares of A Stock held by the Globe Voting Trust. Holders of Globe Voting Trust Units, subject to disposition restrictions of the Globe Voting Trust, have the power to dispose of or to direct the disposition of Globe Voting Trust Units or the underlying shares of A Stock.

     I have voting and dispositive power with respect to shares of A Stock held in the Globe Voting Trust as indicated in the following table:

                                            Shared      Sole        Shared
Holders of Globe                            Voting   Investment   Investment
Voting Trust Units                          Power      Power        Power
- ------------------                          -----      -----        -----

William O. Taylor                              426       426

C.H. Taylor 1993 Globe Trust               199,656                199,656
Trustees:  Charles H. Taylor, Jr.
           William O. Taylor
           Boston Safe Deposit & Trust Co.

WOT Schedule 13G                                             Page 7 of 7 Pages.
Cusip No. 650111107



                                            Shared      Sole        Shared
Globe Voting                                Voting   Investment   Investment
Trust Holder                                Power      Power        Power
- ------------                                -----      -----        -----

C.H. Taylor Globe Family Trust             248,400                248,400
Trustees:  Charles H. Taylor, Jr.
           William O. Taylor
           Boston Safe Deposit & Trust Co.

Elizabeth T. Fessenden Trust               625,816                625,816
Trustees:  William O. Taylor
           Edward L. Bigelow
           Neil W. Rice

Evans S. Pillsbury III Marital Trust       311,318                311,318
Trustees:  William O. Taylor
           Boston Safe Deposit & Trust Co.

Evans S. Pillsbury III Residual Trust      192,218                192,218
Trustees:  William O. Taylor
           Boston Safe Deposit & Trust Co.

William O. Taylor Trust                     63,418                 63,418
Trustees:  Fiduciary Trust Company
           William O. Taylor
           James D. Colt

In computing the aggregate number of shares beneficially owned by me, I have excluded those shares of A Stock in which I have beneficial interest solely because I am a voting trustee of the Globe Voting Trust, since as a voting trustee of the Globe Voting Trust, I expressly disclaim a beneficial interest in such shares.

     Under the terms of the Globe Voting Trust, persons other than myself have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units of the Globe Voting Trust, but no one person to the extent of more than five percent of the outstanding shares of A Stock.